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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	OMB Number: 3235-0288 Expires: July 31, 2021
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FORM 20-F

(Mark One)

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OFTHE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ___________________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________

For the transition period from ________________ to ________________

Commission file number ______________

CMS Asset Holdings Inc.
(Exact name of Registrant as specified in its charter)

____________________________________

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

(Address of principal executive offices)

Wee Guan Tan, +65 88586687 Blk 281 Bukit Batok East Ave 3 #03-293 Singapore 650281

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares

(Title of Class)

SEC 1852 (11-18)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

___________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

____________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes     ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes     ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes     ☒ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☒ Yes     ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes     ☒ No

GENERAL INSTRUCTIONS

A.	Who May Use Form 20‑F and When It Must be Filed.

(a)	Any foreign private issuer other than an asset-backed issuer (as defined in 17 CFR 229.1101) may use this form as a registration statement under Section 12 of the Securities Exchange Act of 1934 (referred to as the Exchange Act) or as an annual or transition report filed under Section 13(a) or 15(d) of the Exchange Act. A transition report is filed when an issuer changes its fiscal year end. The term “foreign private issuer”other than an asset-backed issuer (as defined in 17 CFR 229.1101) is defined in Rule 3b-4 under the Exchange Act.

(b)	A foreign private issuer must file its annual report on this Form within the four months after the end of the fiscal year covered by the report.

(c)	A foreign private issuer filing a transition report on this Form must file its report in accordance with the requirements set forth in Rule 13a-10 or Rule 15d-10 under the Exchange Act that apply when an issuer changes its fiscal year end.

(d)	A foreign private issuer that was a shell company, other than a business combination related shell company, as those terms are defined in Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2), immediately before a transaction that causes it to cease to be a shell company must file a report on this form in accordance with the requirements set forth in Rule 13a-19 or Rule 15d-19 under the ExchangeAct (17 CFR 240.13a-19 and 240.15d-19). Issuers filing such reports shall provide all information required in, and follow all instructions of, Form 20-F relating to an Exchange Act registration statement of all classes of the registrant’s securities subject to the reporting requirements of Section 13 (15 U.S.C. 78m) or Section 15(d) (15 U.S.C. 78o(d)) of such Act upon consummation of the transaction, with such information reflecting the registrant and its securities upon consummation of the transaction. Rule 12b-25 under the Exchange Act (17 CFR 240.12b-25) is not available to extend the due date of the report required under this subparagraph (d).

B.	General Rules and Regulations That Apply to this Form.

(a)	The General Rules and Regulations under the Securities Act of 1933 (referred to as the Securities Act) contain general requirements that apply to registration on any form. Read these general requirements carefully and follow them when preparing and filing registration statements and reports on this Form.

(b)	Pay particular attention to Regulation 12B under the Exchange Act. Regulation 12B contains general requirements about matters such as the kind and size of paper to be used, the legibility of the registration statement or report, the information to give in response to a requirement to state the title of securities, the language to be used and the filing of the registration statement or report.

(c)	In addition to the definitions in the General Rules and Regulations under the Securities Act and the definitions in Rule 12b-2 under the Exchange Act, General Instruction F defines certain terms for purposes of this Form.

(d)	Note Regulation S-X, which applies to the presentation of financial information in a registration statement or report.

(e)	Where the Form is being used as an annual report filed under Section 13(a) or 15(d) of the Exchange Act, provide the certifications required by Rule 13a-14 (17 CFR 240.13a-14) or Rule 15d-14 (17 CFR 240.15d-14).

(f)	A foreign private issuer that is a smaller reporting company, as defined in Rule 12b-2 under the Exchange Act (17 CFR 240.12b-2), may not use the scaled disclosure requirements in Regulation S-X and Regulation S-K available to smaller reporting companies for the purposes of preparing this form.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains “forward-looking statements” that may state our management’s plans, future events, objectives, current expectations, estimates, forecasts, assumptions or projections about the company and its business. Any statement in this report that is not a statement of historical fact is a forward-looking statement, and in some cases, words such as “believes,” “estimates,” “projects,” “expects,” “intends,” “may,” “anticipate,” “plans,” “seeks,” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the anticipated outcomes or results. These statements are not guarantees of future performance, and undue reliance should not be placed on these statements. It is important to note that our actual results could differ materially from what is expressed in our forward-looking statements due to the risk factors described in the section of this registration statement entitled “Risk Factors” (Item 1A).

The forward-looking statements contained in this registration statement reflect our views and assumptions as of the effective date of this registration statement. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

References to “we,” “us,” “our”, “our company”, “the Company” and “CMS” in this Form 20-F refer to CMS Asset Holdings Inc.

Item 1. Business.

Corporate Structure

CMS Asset Holdings Inc. is a British Virgin Islands Business Company governed under the British Virgin Islands Business Companies Act (2004) incorporated on September 14, 2018. The registered office of the Company is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered agent of the Company is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Shell Company

While CMS Asset Holdings Inc. has a business plan, it is still a shell company. The Company is currently a shell company with no assets, no functioning business, and nominal cash. The Financial Crimes Enforcement Network (FinCEN, 2016) states that shell companies refer to corporations, limited liability companies (LLCs), and trusts that typically have no physical presence (other than a mailing address) and generate little to no independent economic value. Most shell companies are formed by individuals and businesses for legitimate purposes, such as to hold stock or intangible assets of another business entity or to facilitate domestic and cross-border currency and asset transfers and corporate mergers. Shell and holding companies are potentially subject to changing regulations. The Company states it is a shell company and therefore removing any ambiguity as to its status.

Overview of the Business

At this time, the Company has yet to commence operations. The Company was formed as a British Virgin Islands corporation to use as a vehicle for raising equity abroad in order to acquire assets in the future.

Company Funding

To date, all funding has been provided by the Company’s sole shareholder, Wee Guan Tan, who has funded the formation of the Company and legal and accounting services incurred in connection with the Company becoming a US reporting company.

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Growth Strategy

The Company intends to initially seek opportunities to obtain a controlling interest in or invest into emerging growth companies.

Employees

As of November 30, 2018, the Company has no full-time employees. The Company intends to increase staff as warranted by its operations and market conditions. No employee has an employment agreement nor is covered by a collective bargaining agreement.

Item 1A. Risk Factors

An investment in our stock involves a high degree of risk. You should carefully consider the following information, together with the other information in this Form 20-F, before buying shares of our stock. If any of the following risks or uncertainties occur, our business, financial condition, and results of operations could be materially and adversely effected, and the trading price of our stock could decline.

We have a limited operating history and have not yet generated revenues.

We are an early stage business that was founded in September 2018, with no operating history from which to evaluate its business prospects. We have accrued accumulated net losses from our date of inception. We face risks encountered by early stage companies in general, including but not limited to: difficulty in raising sufficient funding to achieve growth objectives, uncertainty of market acceptance of our products and services, and the ability to attract and retain qualified personnel. There can be no guarantees that we will be successful in managing these risks, and if we are unsuccessful in doing so, our shareholders face the risk of losing their entire investment

We are not profitable and have limited access to capital.

We are not currently profitable, there is no guarantee that we will ever become profitable, and if we do become profitable, this is no guarantee that we will remain profitable. We may need to raise additional financing to support our operations and such financing(s) will be dilutive to our stockholders. There is no guarantee that we will be able to raise such additional financing on terms acceptable to us or our stockholders, or even to raise such additional financing at all.

The ability of our business to grow and compete depends on the availability of adequate capital, which in turn depends in large part on our cash flow from operations and the availability of equity and debt financing. We cannot assure you that our cash flow from operations will be sufficient or that we will be able to obtain equity or debt financing on acceptable terms or at all to implement our growth strategy. We estimate that we will need a minimum of US$5,000,000 to successfully achieve our short-term goals. As a result, we cannot assure you that adequate capital will be available to finance our current growth plans, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Our officers and directors lack experience in running a public company.

Our officers and directors have either limited or no experience in the management and governance of a public company and will significantly look to the advice of outside professionals in this regard. This lack of experience could lead to such officers and directors making decisions that either lack business judgment or are inconsistent with applicable principals of corporate governance. To the extent this occurs, the Company could be detrimentally affected, and shareholders’ investments may be jeopardized.

We may not be successful in competing with current and future participants in our industry.

We may not be successful in competing against current and future participants in our market sector. Some of our competitors may have longer operating histories, possess greater industry and brand name recognition, and/or have significantly greater financial, technical, and marketing resources than we do.

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We may not be able to negotiate and complete any acquisitions on terms favorable to the Company.

The business plan of the Company is dependent on identifying and completing acquisitions of targeted companies. We may not be able to complete any such acquisitions in the near or long term, and if we do, such acquisitions may not be on terms that are favorable to the Company.

Unfavorable changes in market and economic conditions could affect the demand for Training and Education

The demand for and price for education and training has been positively and negatively affected by various economic factors both in the industry and generally in the overall economy, any or all of which could result in the demand for training and education being adversely affected.

Risks Related to Ownership of the Company’s Ordinary Stock

There is no public trading market for our ordinary stock and you may not be able to resell our ordinary stock.

There is no established public trading market for our securities and our shares are not and have not been quoted on any exchange or quotation system. We cannot assure you that any market maker will agree to make a market in our ordinary stock. In the absence of a trading market, you may not be able to liquidate your investment, which could result in the loss of your investment.

Future issuances of our ordinary stock could dilute the interests of existing shareholders.

We may issue additional shares of our ordinary stock in the future. The issuance of a substantial amount of ordinary stock could have the effect of substantially diluting the interests of our shareholders. In addition, the sale of a substantial amount of ordinary stock in the public market, either in the initial issuance or in a subsequent resale could have an adverse effect on the market price of our ordinary stock.

Acquisitions in the future may result in the demand for significant additional funding which may result in substantial dilution to existing shareholders.

It is our business plan to grow primarily by acquisition of existing businesses that may require funding which will result in significant dilution to our existing shareholders. The financial results of acquired businesses may not achieve expectation which may significant impact our per share earnings, and thus, the value of our stock.

We have no plans to pay dividends.

To date, we have paid no cash dividends on our ordinary stock. For the foreseeable future, earnings generated from our operations will be retained for use in our business and not to pay dividends.

If our ordinary stock is ultimately listed on a public exchange, application of the Securities and Exchange Commission “penny stock” rules could limit trading activity in the market, and our shareholders may find it more difficult to sell their stock.

If our ordinary stock is ultimately listed on a public exchange, it is likely that such shares will be trading for some period at less than $5.00 per share and are therefore will be subject to the U.S. Securities and Exchange Commission (“SEC”) penny stock rules. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. These requirements may restrict the ability of broker-dealers to sell our ordinary stock and may affect your ability to resell your shares of our ordinary stock.

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We are a “shell company”

Rule 405 promulgated under the Securities Act of 1933 defines a “shell company” as a registrant… that has: no or nominal operations; and either (a) no or nominal assets; (b) assets consisting solely of cash and cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets. The Company is designated as a “shell company” which does result in the application of Rule 144(i), which would limit the availability of the exemption from registration provided in Rule 144 for certain shares of Company ordinary stock and could result in certain persons affiliated with the Company being deemed “statutory underwriters under Rule 145(c). In addition, if the Company were to be deemed a “shell company”, it would be prohibited from filing a registration statement on Form S-8 and be subject to certain enhanced reporting requirements. Designation as a “shell company” could also have a detrimental impact on the Company’s ability to attract additional capital through subsequent unregistered offerings.

We have yet to establish internal control over our financial reporting which will be required if and when we become a reporting issuer.

If we become public company in the U.S., we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. At such time, we will be required to assess the effectiveness of our internal control over financial reporting on a periodic basis. We are in the process of designing, implementing, and documenting the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly and complicated. Because of our limited resources, we may be unable to remediate the identified material weaknesses in a timely manner, or additional control deficiencies may be identified. As a result, we may be unable to report our financial results accurately on a timely basis or help prevent fraud, which could cause our reported financial results to be materially misstated, result in the loss of investor confidence and cause the market price of our securities to decline.

There may be limitations on the effectiveness of our internal controls, and a failure of our control systems to prevent error or fraud may materially harm our Company.

We do not expect that internal control over financial accounting and disclosure, even if timely and well established, will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially adversely affect our business.

We have not implemented various voluntary corporate governance measures, in the absence of which, stockholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent U.S. Federal legislation, including the Sarbanes-Oxley Act of 2002 (the “SOX Act”), has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE, or the Nasdaq Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and Nasdaq are those that address board of directors’ independence, audit committee oversight, and the adoption of a code of ethics.

We have not yet adopted many of these other corporate governance measures and, since our securities are not listed on a national securities exchange or Nasdaq, we are not required to do so. It is possible that if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct.

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We will incur increased costs as a reporting issuer that may affect our profitability.

We currently operate as a private company in the British Virgin Islands. Public disclosure generally involves a substantial expenditure of financial resources. Compliance with these rules and regulations will significantly increase our legal and financial compliance costs and some activities will become more time-consuming and costly. Management may need to increase compensation for senior executive officers, engage additional senior financial officers who are able to adopt financial reporting and control procedures, allocate a budget for an investor and public relations program, and increase our financial and accounting staff in order to meet the demands and financial reporting requirements as a public reporting company. Such additional personnel, public relations, reporting and compliance costs may negatively impact our financial results.

In the event a market develops for our ordinary stock, the trading may be highly volatile.

In the event a market develops for our ordinary stock, the market price of our ordinary stock may be highly volatile, as is the stock market in general, and the market for OTC Market quoted stocks in particular. Some of the factors that may materially affect the market price of our ordinary stock are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industry in which we operate or sales of our ordinary stock. These factors may materially adversely affect the market price of our ordinary stock, regardless of our performance. In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our ordinary stock.

As a reporting issuer, compliance requirements may make it more difficult to attract and retain officers and directors.

Applicable Canadian securities laws, the SOX Act and rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. Upon the closing of the Arrangement, we expect these rules and regulations to increase our compliance costs and to make certain activities more time consuming and costly. We also expect that these rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Because certain of our directors and executive officers are significant shareholders of the Company, they can exert significant control over our business and affairs and have actual or potential interests that may depart from our other shareholders.

Our directors and executive officers own, collectively and beneficially, a significant percentage of the outstanding shares of our ordinary stock. Additionally, the holdings of our directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional shares of our ordinary stock. The interests of such persons may differ from the interests of our other shareholders. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring shareholder approval, irrespective of how the Company’s other shareholders, may vote, including the following actions:

•	to elect or defeat the election of our directors;
•	to amend or prevent amendment of our Articles of Incorporation or by-laws;
•	to effect or prevent a merger, sale of assets or other corporate transaction; and
•	to control the outcome of any other matter submitted to our shareholders for vote.

Such persons’ stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

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Our officers and directors have limited liability, and we are required in certain instances to indemnify our officers and directors for breaches of their fiduciary duties.

We have adopted provisions in our by-laws and intend to adopt provisions in our Articles of Incorporation, which limit the liability of our officers and directors and provide for indemnification by us of our officers and directors to the full extent permitted by British Virgin Islands corporate law. Such provisions substantially limit our shareholders’ ability to hold officers and directors liable for breaches of fiduciary duty and may require us to indemnify our officers and directors.

Future sales of our ordinary stock may result in a decrease in the market price of our ordinary stock, even if our business is doing well.

The market price of our ordinary stock, when and if established, could drop due to sales of a large number of shares of our ordinary stock in the market or the perception that such sales could occur. This could make it more difficult to raise funds through future offerings of ordinary stock.

We have conducted no market research or identification of business opportunities, which may affect our ability to implement our business plan.

We have not conducted market research concerning prospective business opportunities, nor have others made the results of such market research available to us. Therefore, we have no assurances that market demand exists for our business consistent with our business plan. Our business is subject to all of the risks associated with an early stage business. As such, there is a risk that conventional private or public offerings of securities or conventional bank financing will not be available. There is no assurance that we will be able to pursue our business plan on terms favorable to us.

If we do not use our funds in an efficient manner, our business may suffer.

Our board of directors will retain broad discretion as to the use of Company funds based upon market and business conditions. Accordingly, our shareholders will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. We cannot guarantee that we will make the most efficient use of the net proceeds or that you will agree with the way in which such net proceeds are used. Our failure to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition.

No legal or tax advice.

A holding in our ordinary stock may involve certain material federal and state tax consequences. Shareholders should not rely on the Company for legal, tax, or business advice. Shareholders are encouraged to consult with their respective legal counsel, accountant or business adviser as to legal, tax and related matters concerning their investment in the Company.

Taxation Treatment for Issued Securities

British Virgin Islands Business Companies and their securities are exempt from BVI taxation and stamp duty. Shareholders therefore must look to the laws of their local jurisdictions regarding tax liabilities, if any. The Company cannot issue any tax advice and shareholders are to look to their accountant, attorney or financial adviser for tax information.

We are subject to the laws of our jurisdiction which is the British Virgin Islands.

The British Virgins Islands is an overseas territory of the United Kingdom. Changes in the law in the British Virgin Islands and/or the United Kingdom could have material effects upon our ability to operate and may result in increased operating costs.

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Miscellaneous Risk Factors

Forward-looking statements made by the Company may prove to be untrue or unachievable.

This Registration Statement on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or to CMS’s future operating or financial performance and involve known and unknown risks, uncertainties and other factors which may cause CMS’s actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by the forward-looking statements. Certain or all of these forward-looking statements may prove to be untrue or may never be accomplished or achieved. If such were to occur, the operations and financial prospects of the Company could be materially impaired, which could have a significant detrimental impact your investment in the Company.

Any financial projections that may have been disclosed to you (in writing, orally, or otherwise) were for illustrative purposes only.

Any financial projections were based on a variety of estimates and assumptions that may not be realized, and are inherently subject to significant business, economic, legal, regulatory, and competitive uncertainties, most of which are beyond our control. There can be no assurance that any projections that may have been disclosed to you will be realized, and actual results may different materially from such projections.

Our success depends on the skills and expertise of our management.

There is no guarantee that they will manage our business successfully and that our operations will be successful in their businesses. We do not have an employment agreement with our management, nor do we carry life or disability insurance on them. The loss of the services of any member of our management, for any reason, or the failure of our tenants to properly manage their businesses, may have a material adverse effect on your investment in the Company.

Cyber Security Risk

Cyber security breaches may occur allowing an unauthorized party to gain access to assets, Shareholder data, or proprietary information, or may cause the Company to suffer data corruption or lose operational functionality. The Company may be affected by intentional cyber security breaches which include unauthorized access to systems, networks, or devices (such as through “hacking” activity); infection from computer viruses or other malicious software code; and attacks that shut down, disable, slow, or otherwise disrupt operations, business processes, or website access or functionality. In addition, unintentional incidents can occur, such as the inadvertent release of confidential information (possibly resulting in the violation of applicable privacy laws). A cyber security breach could result in the loss or theft of Shareholder data (including information in relation to identity) or funds, the inability to access electronic systems, loss or theft of proprietary information or corporate data, physical damage to a computer or network system, or costs associated with system repairs. Such incidents could cause the Company or other service providers to incur regulatory penalties, reputational damage, additional compliance costs, or financial loss. Consequently, such incidents could have a material adverse effect on the Company. In addition, such incidents could affect issuers in which the Company invests, and thereby cause investments to lose value, as a result of which investors, including the Company and its Shareholders, could potentially lose all or a portion of their investment with that issuer.

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Item 2. Financial Information

Forward Looking Statements

This management’s discussion and analysis should be read in conjunction with the financial statements and notes included elsewhere in this registration statement.

This management’s discussion and analysis, as well as other sections of this registration statement, may contain “forward-looking statements” that involve risks and uncertainties, including statements regarding our plans, future events, objectives, expectations, estimates, forecasts, assumptions or projections. Any statement that is not a statement of historical fact is a forward-looking statement, and in some cases, words such as “believe,” “estimate,” “project,” “expect,” “intend,” “may,” “anticipate,” “plan,” “seek,” and similar expressions identify forward-looking statements. These statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from the anticipated outcomes or results, and undue reliance should not be placed on these statements. These risks and uncertainties include, but are not limited to, the matters discussed under the caption “Risk Factors” in Item 1A of this registration statement. CMS Asset Holdings Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For the period from September 14, 2018 (date of inception) to January 30, 2019, the financial statements have been prepared by management in accordance with the standards of the Public Company Accounting Oversight Board (United States).

OVERVIEW

CMS Asset Holdings Inc. (the “Company” or “CMS”) is a British Virgins Islands (BVI) business company (BVI Co No: 1992493) under the BVI Business Companies Act (2004) on September 14, 2018. At this time, the Company has yet to commence operations. The Company was formed as a BVI business company to use as a vehicle for raising equity abroad. The Company is organized as a company limited by shares under the BVI Companies Act. Companies incorporated under such law (each, a “BVI company”) have the power to perform all acts and engage in all activities necessary to conduct or promote the objects or purposes of the company. A BVI company may be organized for any purpose that is not prohibited by law and may be incorporated for both international and domestic purposes. The British Virgin Islands Financial Services Authority has jurisdiction over corporate governance and all other matters and disputes are governed under the law of the British Virgin Islands.

During the period from September 14, 2018 (date of inception) through November 30, 2018, the Company was an early stage company which was only engaged in initial capital formation and general and administrative activities related to formation of the company. No comparison to prior periods are available in this discussion.

Summary of Results

There is no comparable financial information for any prior periods as the Company was formed on September 14, 2018.

Financial Overview for the Period from Inception on September 14, 2018 Through November 30, 2018

The Company did not have any active operations from September 14, 2018 (date of inception) to November 30, 2018. The Company had no revenues during the period from September 14, 2018 (date of inception) to November 30, 2018 incurred an aggregate of general and administrative expense of $31,899 during the period. The expense was primarily attributable to professional fees attributable to the Company’s formation and capital raising activities.

LIQUIDITY AND FINANCIAL CONDITION

Liquidity and Capital Resources

The Company had cash of $3 as of November 30, 2018. The Company has limited funds to continue its operations beyond that date absent raising capital or additional contributions from its founders.

The Company is authorized to issue unlimited shares of ordinary stock and no shares of preferred stock. There were 100 shares of ordinary stock issued and outstanding at November 30, 2018. On September 14, 2018, the Company issued 100 shares of ordinary stock as founders shares.

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CRITICAL ACCOUNTING POLICIES

Use of estimates

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Estimates and judgments used are based on management’s experience and the assumptions used are believed to be reasonable given the circumstances that exist at the time the financial statements are prepared. Actual results may differ from these estimates.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

None.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

Item 3. Properties.

Executive Offices

Our official offices are located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. This office is provided by the registered agent of the Company on an annual basis. The companies, books, records and other underlaying documents are located at Block 281, Bukit Batok East Avenue 3 #03-292 Singapore 650281.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth as of January 30, 2019, the number of shares of ordinary stock held of record or beneficially (i) by each person who held of record, or was known by the Company to own beneficially, more than five percent of the outstanding shares of the Company’s ordinary stock, (ii) by each director and (iii) by all officers and directors as a group:

Name and address of Beneficial Owner (1)	Amount and Nature of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned (1)

Wee Guan Tan
Blk 281 Bukit Batok East Ave 3 #03-293 Singapore 650281	100	100%

All directors and executive officers as a group	100	100%

Item 5. Directors and Executive Officers.

Our executive officers and directors, and their ages, positions and offices with us are as follows:

Wee Guan Tan is the sole officer, director and CEO. He is a resident of Singapore.

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Item 6. Executive Compensation.

Executive Compensation

No executive or manager of the Company received any compensation for their services as executive officers of the Company during the period from September 14, 2018 (inception) through November 30, 2018. The Company does expect to implement a specific compensation plan for its principal executives once warranted by the Company’s operations.

The Company does not have an employment agreement with any executive or manager.

Director compensation.

At this time, the Company has yet to develop any specific compensation plan for its directors but expects to do so in the future.

Outstanding Equity Awards at November 30, 2018.

None.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

None.

Director Independence

We currently use NASDAQ’s general definition for determining director independence, which states that “independent director” means a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, that, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. At this time, no director is an independent director under this definition.

Item 8. Legal Proceedings.

We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us. From time to time, we may be a party to certain legal proceedings in the ordinary course of business.

Item 9. Market Price of and Dividends on the Registrant’s Ordinary Equity and Related Stockholder Matters.

From inception (September 14, 2018) through the date of this report, the Company’s ordinary stock is not quoted on any market or listing service and there has been no trading or market in the Company’s ordinary stock. As of the date of the filing of this Registration Statement on Form 20-F, there are issued and outstanding 100 shares of Ordinary Stock that are held by one (1) holder of record, Wee Guan Tan.

We have not declared any cash dividends on our Ordinary Stock since inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business operations. Any decisions as to future payment of cash dividends will depend on our earnings and financial position and such other factors as the Board of Directors deems relevant.

Equity Compensation Plan

The Company has not yet adopted an employee, director and consultant stock plan, but plans to do so some time in the future.

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Equity Compensation Plan Information

Not applicable.

Item 10. Recent Sales of Unregistered Securities.

The following table sets forth all securities issued by CMS Asset Holdings Inc. since its inception of September 14, 2018:

	Date	Number of Shares	Security	Price US$
Founders’ Stock	September 14, 2018	100	Common	100	*

Wee Guan Tan is currently sole shareholder.

Item 11. Description of Registrant’s Securities to be Registered.

The following is a summary of the material terms of CMS’ capital stock as contained in CMS’ memorandum and articles of association. The following descriptions do not purport to be complete statements of the relevant provisions of CMS’s memorandum and articles of association. You should refer to CMS’ memorandum and articles of association for complete details.

The Company is authorized to issue an unlimited number of no par value Shares of a single class.

The Company shall issue Registered Shares only.

Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

Ordinary Stock

At November 30, 2018, the Company had 100 shares of Ordinary Stock issued and outstanding.

Voting Rights. Holders of Ordinary Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights.

Dividends. Holders of Ordinary Stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

Liquidation and Dissolution. In the event of our liquidation or dissolution, the holders of Ordinary Stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Rights. Holders of Ordinary Stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

No Preferred Stock is authorized.

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Item 12. Indemnification of Directors and Officers.

CMS’ articles of association include an indemnification provision in section 14 under which CMS has the power to indemnify its directors, officers, employees and former directors, officers and employees (including heirs and personal representatives) to the fullest extent permitted under BVI law.

The Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

The indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for CMS’ directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, CMS has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 13. Financial Statements and Supplementary Data.

The financial statements required by this Item can be found beginning on page F-1 of this Registration Statement on Form 20-F.

Item 14. Financial Statements and Exhibits.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of

CMS Asset Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of CMS Asset Holdings Inc. (the “Company”) as of November 30, 2018, and the related statement of operations, stockholders’ equity, and cash flows for the period from September 14, 2018 (inception) to November 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2018, and the results of their operations and their cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ TAAD LLP

We have served as the Company’s auditor since 2018.

Diamond Bar, California

January 31, 2019

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CMS ASSET HOLDINGS INC.

BALANCE SHEET

November 30, 2018

ASSETS

Current Assets
Cash and cash equivalents	$3

Total Assets	$3

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$-
Other payable	-
Total Liabilities	-

Stockholders’ Deficit
Common stock, no par value, unlimited Shares authorized, 100 shares outstanding as of November 30, 2018	-

Additional paid in capital	31,902
Accumulated deficit	(31,899)
Total stockholders’ equity	3)
Total Liabilities and Stockholders’ Deficit	$3

The accompanying notes are an integral part of these financial statements.

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CMS ASSET HOLDINGS INC.

STATEMENT OF OPERATIONS

For the Period from September 14, 2018 (Inception) to November 30, 2018

Revenue	$-
Cost of Revenues	-
Gross Profit	-

Operating expenses	31,899

Operating Loss	(31,899)

Other income (expense):
Bank charges	-
Other income (expense)	-

Loss before income taxes	(31,899)

Income Tax Expense	-

Net loss	$(31,899)

Loss per share - basic and diluted	$(319.0)

Weighted average shares- basic and diluted	$100

The accompanying notes are an integral part of these financial statements.

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CMS ASSET HOLDINGS INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Equity

Balance September 14, 2018 (Inception)	-	$-	$-	$-	$-

Share issuance for founder	100	-	-	-	-
Expense paid by founder			31,899		31,899
Contribution by founder			3		3
Net loss	-	-		(31,899)	(31,899)

Balance November 30, 2018	100	$-	$31,902	$(31,899)	$3

The accompanying notes are an integral part of these financial statements.

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CMS ASSET HOLDINGS INC.

STATEMENT OF CASH FLOWS

For the Period from September 14, 2018 (Inception) to November 30, 2018
OPERATING ACTIVITIES
Net loss	$(31,899)
Changes in Operating Assets and Liabilities:
Accounts payable and accrued liabilities	-
Other payable	-
Net cash used in operating activities	(31,899)

FINANCING ACTIVITIES
Contribution by founder	3
Expense Paid by founder	31,899
Net cash provided by financing activities	31,902

Net increase in cash	3

Cash, beginning of period	-

Cash, end of period	$3

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Income tax	$-
Interest	$-

The accompanying notes are an integral part of these financial statements.

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CMS ASSET HOLDINGS INC.

Notes to Financial Statements

1. ACCOUNTING POLICIES

1.1 Basis of preparation of financial statements

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted with International Financial Reporting Standards, and are stated in terms of United States dollars with a year-end date of December 31.

1.2 Profit and Loss

The company has not traded during the year or the preceding financial year. During these periods, the company received no income and incurred only startup expenditures

1.3 Nature of Operations

CMS Asset Holdings Inc. (the “Company” or or “We’ or “Us”) is a BVI corporation incorporated on September 14, 2018. At this time, the Company has yet to commence operations. The Company was formed as a BVI corporation to use as a vehicle for raising equity outside the US.

1.4 Use of Estimate

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

1.5 Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Cash on hand amounted to $3 as of November 30, 2018.

1.6 Income Tax

British Virgin Islands Business Companies and their securities are exempt from BVI taxation and stamp duty. Shareholders therefore must look to the laws of their local jurisdictions regarding tax liabilities, if any.

1.7 Loss Per Share

Basic loss per common share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted loss per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the loss of the entity. As of November 30, 2018, there are no outstanding dilutive securities.

1.8 Fair Value

The Company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Additionally, the Company adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

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The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. The carrying amounts of financial assets such as cash approximate their fair values because of the short maturity of these instruments.

2. RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

3. CASH AT BANK

As of 30 November 2018, the Company held cash in bank in the amount of $3.

4. SHAREHOLDERS’ EQUITY

The company has an unlimited number of ordinary shares authorized, and has issued 100 shares as of 30 November 2018. The shares were issued as founders shares to Wee Guan Tan. The $31,902 contribution was made by the shareholder and CEO of the company Wee Guan Tan for $31,899 expenses paid on behalf of the company and a contribution of $3 and is being treated as paid in capital.

5. OPERATING EXPENSES

The company has no employees other than the directors, who did not receive any remuneration. The Company incurred $31,899 in startup fees, incorporation fees, legal fees and audit fees during the period ended 30 November 2018. These costs were paid by the CEO Wee Guan Tan.

6. GOING CONCERN

The Company has not yet generated any revenue since inception to date and has sustained operating loss of $31,899 during the period from September 14, 2018 (Inception) to November 30, 2018. The Company had an accumulated deficit of $31,899 as of November 30, 2018. The Company’s continuation as a going concern is dependent on its ability to generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its members or other sources, as may be required.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises substantial doubt about the Company’s ability to do so. The audited financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

In order to maintain its current level of operations, the Company will require additional working capital from either cash flow from operations or from the sale of its equity. However, the Company currently has no commitments from any third parties for the purchase of its equity. If the Company is unable to acquire additional working capital, it will be required to significantly reduce its current level of operations.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Wee Guan Tan

Wee Guan Tan

Director/CEO

January 31, 2019

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